Exhibit 99.1

AMTD International Inc.’s 2020 Business Performance Summary and Updates

HONG KONG, April 28, 2021 — AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), which is a leading comprehensive financial services conglomerate with headquarters in Hong Kong, has announced its audited financial results for the year ended December 31, 2020.

Despite the impact of COVID-19 pandemic as well as the volatility in the international capital markets in 2020, AMTD International continued to excel in the face of global economic challenges and demonstrated perseverance and solid franchise strengths in its ongoing strategic development and global expansion.

In 2020, the Company successfully completed its secondary listing on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX-ST”) under the stock ticker “HKB”, becoming the first company in history ever to be dual-listed on both the NYSE and SGX-ST, and also the first company with “dual class shares scheme” to list in Singapore. AMTD International also established a US$1.0 billion medium term notes programme which is dual-listed on both the Hong Kong Exchange (“HKEX”) and the SGX-GT, followed by a successful dual-currency USD and SGD perpetual bond issuance of US$237.7 million (in USD equivalent), representing the first ever exchange offer involving concurrent dual tranche USD and SGD perpetual securities issuance; the first ever Hong Kong financial institution issuing SGD perpetual securities; as well as the first ever Hong Kong issuer issuing SGD fixed-for-life perpetual securities.

AMTD International attaches great importance to embracing the best practices in corporate governance and regards such attribute as fundamental to sustainable development as well as its corporate values and standards. To uphold the highest standards in corporate governance and continuous alignment to global market standards, the Company upgraded the board structure to adopt a majority independent board with both chairman and vice chairman positions served by independent directors. Moreover, AMTD International promoted the second-generation management team to lead the Company into the new age of AMTD version 2.0, further the Company’s ongoing transformation, and capture future growth opportunities.

Despite the challenging market environment, AMTD International maintained rapid business development and delivered an upbeat set of results. In 2020, the Company recorded a net profit of HK$1,139 million, a 37.1% year-on-year increase, and assets under management at over HK$26 billion, reaching a new height in AMTD International’s operating history. During the year, the Company, as the global coordinator and/or active bookrunner (a senior role in the underwriting syndicate), completed over 40 capital market transactions, with an aggregate amount financed of approximately US$12 billion. Notable transactions included the Hong Kong IPO of China’s largest F&B chain company, Yum China Holdings; Weihai City Commercial Bank’s H share IPO, the only regional bank listed on the HKEX in 2020; Radiance Holdings’ Hong Kong IPO, one of the largest IPOs in property sector on the HKEX in 2020; Joy Spreader’s Hong Kong IPO, the largest performance-based we-media marketing services provider in China; BlueCity’s US IPO, the world’s leading online LGBTQ community; Xiaomi Corporation’s US$600 million global USD bond offering, representing its first ever international bond offering; and Citic Limited’s US$1 billion dual tranche USD bond offering, one of China’s largest SOEs. The Company also successfully completed Dasin Retail Trust’s Singapore private placement in 2020, representing our first ECM transaction on the SGX-ST.

In 2020, the Company also expanded its business coverage from Hong Kong and the US markets to Singapore. In May 2020, AMTD International entered into a long-term strategic partnership with the Singapore Exchange to promote the development of Singapore’s capital markets and strengthen capital markets connectivity between Singapore, ASEAN, the Greater Bay Area, rest of China and the Middle

East. AMTD International and the SGX also are also committed to jointly explore using distributed ledger technology for the issuance and servicing of fixed income securities in Singapore, as well as the wider adoption of blockchain in capital markets, international payments and settlements, and trade finance.

Dr. Feridun Hamdullahpur, chairman of the board commented, “AMTD International year over year has shown a solid trajectory for growth. This year which presented a number of global challenges was no exception. The Company performed at the highest level while clearly demonstrating its commitment to its foundational values. I am grateful for the hard work and dedication of the entire management team but, most importantly, for the confidence and trust of our clients in us.”

Prof. Annie Koh, independent director of the board added, “As an ID on the board of AMTD International, I am heartened not just with the sterling financial results reported in challenging times, but more so with the implementation of a number of internal corporate governance standards. Having an independent chair at the board level and a CEO internally developed and promoted are strong indicators of good governance and sustainability. My heartiest congratulations to the hard-working management team for the sterling results and consciously protecting shareholders against downside risks.”

Mr. William Fung, chief executive officer of the Company commented, “Year 2020 marked the second full financial year for AMTD International as a young and fast-rising NYSE and SGX dual-listed company and I am glad to report a strong set of results on a year-over-year basis with net income increasing by over 37% and a stable AUM, despite a challenging operating environment and global economy due to the on-going COVID-19 pandemic. It is exciting to see our businesses and services continue to grow and diversify, with the trust and support from our clients, and hard work and commitment from our AMTDers. I would like to express my sincere gratitude to our board for their support and guidance and to our banking partners and investors for their trust and partnership in the Company and the management team. I look forward to taking AMTD International to higher ground and delivering maximum values to all our partners and stakeholders.”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.